UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

BALLY TOTAL FITNESS HOLDING CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05873K108
(CUSIP Number)

Mr. Joseph R. Thornton, Chief Operating Officer
Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018
(212) 719-7550

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to

Jeffrey D. Marell, Esq.
Carl L. Reisner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 12, 2006
(Date of Event which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 05873K108	Page 2 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Pardus European Special Opportunities Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not (b) ☒ Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500,000*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%*
14		TYPE OF REPORTING PERSON PN

*  Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 5,500,000 shares of the common stock, par value $0.01 per share (the “Shares”), of Bally Total Fitness Holding Corporation, a Delaware corporation (the “Company”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of December 20, 2005 there were 38,285,905 shares of the Company’s common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,500,000 Shares, or approximately 14.4% of the issued and outstanding Shares.

CUSIP No. 05873K108	Page 3 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Pardus Capital Management L.P. (34-2037131)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not (b) ☒ Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500,000*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%*
14		TYPE OF REPORTING PERSON IA

*  The Fund is the beneficial owner of 5,500,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of December 20, 2005 there were 38,285,905 shares of the Company’s common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,500,000 Shares, or approximately 14.4% of the issued and outstanding Shares.

CUSIP No. 05873K108		Page 4 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Pardus Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not (b) ☒ Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500,000*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% *
14		TYPE OF REPORTING PERSON OO

*  The Fund is the beneficial owner of 5,500,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of December 20, 2005 there were 38,285,905 shares of the Company’s common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,500,000 Shares, or approximately 14.4% of the issued and outstanding Shares.

CUSIP No. 05873K108		Page 5 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Mr. Karim Samii
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not (b) ☒ Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500,000*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% *
14		TYPE OF REPORTING PERSON IN

*  The Fund is the beneficial owner of 5,500,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of December 20, 2005 there were 38,285,905 shares of the Company’s common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,500,000 Shares, or approximately 14.4% of the issued and outstanding Shares.

CUSIP No. 05873K108	Page 6 of 7

                Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, Amendment No. 8, dated October 24, 2005, Amendment No. 9, 2005, dated November 17, 2005, Amendment No. 10, dated December 5, 2005, Amendment No. 11, dated December 8, 2005, Amendment No.12, dated December 29, 2005, and Amendment No. 13, dated January 10, 2006 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Shares”), of Bally Total Fitness Holding Corporation, a Delaware corporation (the “Company”). This Amendment No. 14 to the Schedule 13D is being filed on behalf of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), PCM, Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), and Mr. Karim Samii (individually, a “Reporting Person”, and collectively, the “Reporting Persons”).

Item 1.     Security and Issuer.

                 No material change.

Item 2.     Identity and Background.

                 No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

                 No material change.

Item 4.     Purpose of Transaction.

                This Item 4 is hereby amended by adding the following:

                    “On January 9, 2006, the Company filed an answer and counterclaim in Delaware Chancery Court against Liberation Investments, L.P., Liberation Investments, Ltd., Emanuel Pearlman (together, “Liberation”), Pardus European Special Opportunities Master Fund, L.P., Pardus Capital Management L.P., Pardus Capital Management LLC, Don R. Kornstein, Karim Samii and Joseph Thornton (together, “Pardus”) concerning the validity of the Company’s Stockholder Rights Plan and seeking a declaration by the court as to whether Pardus and Liberation have undisclosed agreements, arrangements or understandings with respect to their stock in the Company which might result in the Company’ s Stockholder Rights Plan being triggered and such persons becoming “interested stockholders” under Delaware Section 203. On January 12, 2006, the Fund filed a letter to stockholders with the Securities and Exchange Commission, responding to the Company’s decision to include Pardus in its litigation with Liberation, and urging stockholders to support Pardus’ positions at the upcoming annual meeting of stockholders scheduled for January 26, 2006. A copy of the letter has been attached hereto as Exhibit 15.

                 Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund.”

Item 5.     Interest in Securities of the Issuer.

                 No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

CUSIP No. 05873K108	Page 7 of 7

Item 7. Material To Be Filed as Exhibits.

Exhibit 14:	Joint Filing Agreement, dated January 12, 2006, among the Reporting Persons.

Exhibit 15:	Letter to Stockholders of Bally Total Fitness Holding Corporation, dated January 12, 2006.

SIGNATURE

                                After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2006

PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.

By: Pardus Capital Management L.P., its Investment Manager

By: Pardus Capital Management LLC, its general partner

By: /s/ Karim Samii
Name: Karim Samii
Title: Sole Member

PARDUS CAPITAL MANAGEMENT L.P.

By: Pardus Capital Management LLC, its general partner

By: /s/ Karim Samii
Name: Karim Samii
Title: Sole Member

PARDUS CAPITAL MANAGEMENT LLC

By: /s/ Karim Samii
Name: Karim Samii
Title: Sole Member

/s/ Karim Samii
Karim Samii

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).